KPMG

KPMG
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
P O Box 50
General Post Office
Hong Kong

Telephone +852 2522 6022
Fax +852 2845 2588
Internet www.kpmg.com.hk

April 27, 2011

Mr. Chris Wang
Member of the Audit Committee
China Integrated Energy, Inc.
7F, Dongxin Century Plaza
Hi-Tech Development Zone,
Xi'an City, Shanxi Province, China 710043

Dear Mr. Wang:

On April 26, 2011, we informed China Integrated Energy, Inc. (the "Company") that KPMG resigned as principal independent accountant of the Company, which resignation was effective immediately.

The inconsistency between management's representation to us that it will fully cooperate with the special investigation requested and authorized by the Audit Committee and the manner of management's conduct during the investigation raises doubts about management's representations provided to us in connection with our 2010 audits of the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company.

We hereby notify the Company that disclosures should be made or action should be taken to prevent future reliance on our previously issued audit reports dated March 16, 2011 related to the consolidated balance sheet of China Integrated Energy, Inc. and subsidiaries as of December 31, 2010, and the related consolidated statements of income and comprehensive income, stockholder's equity, and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2010.

Very truly yours,

KPMG

cc: Mr. Xincheng Gao, Chief Executive Officer
Mr. Albert C. Pu, Chief Financial Officer